Exhibit 99.1

JA Solar P-Type Mono-Si Solar Cells Surpass 20% Conversion Efficiency

Shanghai, China, August 19, 2013 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its p-type mono-crystalline silicon (“mono-Si”) solar cells, a new family of high-performance solar cells dubbed “PERCIUM,” have surpassed 20% conversion efficiency.

The newly achieved conversion efficiency, which has been independently confirmed and certified by the Fraunhofer ISE’s photovoltaic calibration laboratory (CalLab) in Freiburg, Germany, sets an industry-leading level for industrial size (156x156 mm2) solar cells using p-type mono-Si wafers.

The breakthrough follows JA Solar’s recent announcement of the industry-leading efficiency of its multi-crystalline silicon (“multi-Si”) solar cells. JA Solar plans to introduce the new cell technology into mass production within the next six months and integrate the new high-efficiency cells into module assembly lines for commercial use.

“This latest above 20% conversion efficiency of solar cells using p-type mono-Si wafers is of great importance in terms of cost-effectively manufacturing high-performance solar cells and modules,” said Mr. Yong Liu, CTO of JA Solar. “It is also a further boost to our efforts to meet the growing demand for high-performance solar power products.”

“This result builds on the momentum that our R&D team has generated in recent months,” added Dr. Wei Shan, chief scientist and general R&D manager of JA Solar. “We have repeatedly achieved average conversion efficiency of over 20% since May of this year on over 10,000 cells. We’re fully confident in bringing such products to serve our clients’ needs. Our R&D team has an excellent track record of commercializing cutting-edge technologies and we look forward to transitioning these high-efficiency cells into mass production soon.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com